Exhibit 1.01

SunEdison Inc.
Conflict Minerals Report
For the Year Ended December 31, 2015
This Conflict Minerals Report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2015. This Report relates to the process undertaken by the Company with respect to products that were manufactured, or contracted to be manufactured, by the Company during calendar year 2015 and that contain “conflict minerals,” which are defined as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten. Under the Rule, registrants must disclose if any of the conflict minerals necessary to the functionality or production of products they manufacture or contract to manufacture come from one or more of the “Covered Countries.” “Covered Countries” for the purposes of the Rule are the Democratic Republic of Congo and adjoining countries which include the Republic of Congo, the Central African Republic, South Sudan, Zambia, Angola, Tanzania, Burundi, Rwanda and Uganda.
Introduction
SunEdison develops, finances, installs and operates distributed solar power systems to residential, commercial, utility, and government customers.
With the support of senior management, SunEdison has created an internal team consisting of members of the Legal Department, Procurement and the Director of Environmental, Health and Safety to develop and implement a conflict minerals program. The goal of this program is to continue to develop an awareness of the use of conflict minerals within SunEdison, and to support conflict-free sourcing through development of relationships and regular communications with suppliers.

SunEdison’s supply contracts and contract manufacturing contracts require suppliers and contract manufacturers to represent and ensure that they supply SunEdison with only those conflict minerals that are “conflict free” as that term is defined in the Rule. SunEdison also requires that its suppliers and contract manufacturers agree that they will inform all of their own suppliers of this policy and undertake to ensure that such policy is complied with throughout the supply chain.  SunEdison reserves the right to audit its suppliers’ and contract manufacturers’ compliance at any time, and to terminate their agreements if there is a material breach of the conflict minerals obligations.

SunEdison is a member of the Electronic Industry Citizenship Coalition (“EICC”) which together with the Global e-Sustainability Initiative (“GeSI”) founded the Conflict-Free Sourcing Initiative.
SunEdison Manufacturing
The only products SunEdison directly manufactured in 2015 within the meaning of the Rule were polysilicon and silicon wafers for use in solar cells. The Company conducted an analysis of the materials used in the production of polysilicon and solar wafers and determined that neither product contained any conflict minerals and that no conflict minerals were used in the production of those products.
The only products SunEdison contracted to manufacture in 2015 were photovoltaic (“PV”) solar modules. SunEdison conducted an analysis of the materials used in the production of the solar modules and determined that tin was used in the manufacture of PV solar modules and was necessary to the functionality of the solar modules. Therefore SunEdison concluded that it was subject to the Rule.
Reasonable Country of Origin Inquiry
SunEdison conducted a reasonable country of origin inquiry (RCOI) designed to determine whether the tin used by its module component suppliers originated from a Covered Country or was from recycled or scrap sources, as defined in the Rule. SunEdison sent letters to all of its solar module component suppliers explaining the Rule and its applicability to SunEdison and components supplied by them for SunEdison. Each component supplier was asked to complete the Conflict Free Sourcing Initiative (“CFSI”) Template (“CFSI Template”). The Conflict Minerals Reporting Template is a free, standardized reporting template developed by the Conflict-Free Sourcing Initiative that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The CFSI is an initiative of the EICC and the GeSI. Use of the CFSI Template is intended to ascertain country of origin and related information of the conflict minerals used in the supply chain.
Simultaneously, SunEdison asked each component supplier to complete a separate certification regarding use of conflict minerals. If the component supplier did not use any conflict minerals in the manufacturing of the solar modules, it was asked to submit a certification of non-usage. If the component supplier used conflict minerals, it was asked to complete a certification identifying the conflict mineral used, and to identify the smelter and whether the mineral came from a Conflict-Free Smelter as identified at http://www.conflictfreesourcing.org/tin-conflict-free-smelters (“Conflict-Free Smelter).
SunEdison reviewed all of the country of origin results received from its component suppliers and, based on those results, had reason to believe that certain of the tin used by certain of the contract manufacturers may have originated from a Covered Country. Accordingly, the Company conducted due diligence with respect of those component suppliers.
Due Diligence Efforts and Results

SunEdison’s conflict minerals due diligence efforts have been designed to conform to the framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

SunEdison used the CFSI Template as the vehicle for obtaining information from its module component suppliers. Where information was incomplete, SunEdison followed up with suppliers in an effort to obtain sourcing information. SunEdison then compared the smelters identified by the suppliers with the list of smelters which have received a “conflict free” designation on the CFSI list of Compliant Smelters.

Most of SunEdison’s suppliers stated that they used tin from Compliant Smelters and not from Covered Countries. Five suppliers stated that they used tin from Covered Countries, but the tin was from a Compliant Smelter. One supplier sourced tin from two smelters that are on the “Active Smelter” list and those smelters have committed to undergo a CFSI audit or are participating in one of the cross-recognized certification program.

Continuing Efforts

SunEdison’s supply contracts and contract manufacturing contracts contain provisions requiring the use of conflict-free conflict minerals, and further require that our suppliers will inform their own suppliers of this requirement and undertake efforts to ensure compliance. We will continue to monitor and encourage full compliance with this commitment.

SunEdison is committed to continuing to grow its efforts to map the sourcing all of the conflict minerals that are necessary to the manufacture or functionality of the products that SunEdison manufactures or contracts to manufacture and to ensuring that those sources are conflict free. SunEdison will continue its ongoing conflict minerals reporting system to support this goal. In accordance with the OECD Guidance, this effort will continue to involve training of employees throughout the procurement process, establishing company management systems and designing and implementing strategies to respond to any identified risks.